OMV Aktiengesellschaft

OMV Investor News


10015190

January 12, 2010

OMV Wärme VertriebsgmbH up for sale

- OMV reorganizes sales structures within its heating oil business
- OMV Wärme VertriebsgmbH to be sold by the end of 2010
- In future, heating oil will be sold to private customers exclusively via brand partners

The repositioning of OMV's heating oil business is on track: Following the disposal of OMV Bayern GmbH at the end of 2008, its Austrian counterpart OMV Wärme VertriebsgmbH will also be sold by the end of 2010. Thus, OMV is focusing on a simplification of its sale structures: In future, the distribution of heating oil to private customers will be exclusively carried out via so-called OMV brand partners.

OMV Wärme VertriebsgmbH – a 100% subsidiary of OMV Refining & Marketing GmbH – has 47 employees and six sales offices between Vienna and Lustenau and supplies Austrian customers with OMV heating oil. The distribution of heating oil is also carried out via so-called OMV brand partners, who are committed to compliance with high-quality standards, receive a comprehensive professional training and are supported by advertising.

Through the planned disposal of OMV Wärme, OMV is reorganising its sales structures within the heating oil business. The main goal is to find a further strong brand partner, who will distribute OMV's high-quality heating oil products and service OMV's customer base with the support of the current workforce. OMV Wärme has to be sold by the end of 2010. Corporate customers and brand partners will continue to be directly managed by OMV.

OMV is the Austrian heating oil market leader and plays a pioneering role in product innovation. At the end of 2007, Vitatherm, the first sulphur-free heating oil in Austria, was launched onto the market. Vitatherm is consumption-efficient and fine-particle neutral. In 2009, Vitatherm reached a market share of 26% in Austria.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest energy group in Central and Southeastern Europe. As of year-end 2008, OMV had 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2009** on February 25, 2010